

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

John P. Babel, Esq.
Senior Vice President,
General Counsel and Secretary
Standard Pacific Corp.
26 Technology Drive
Irvine, CA 92618

> **Re:** **Standard Pacific Corp.**
> **Registration Statement on Form S-3**
> **Filed November 8, 2010**
> **File No. 333-170469**

Dear Mr. Babel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In footnote 3 to your Registration Fee Table, we note that each share of common stock includes the right to purchase one one-hundreth of a share of Series A Junior Participating Cumulative Preferred Stock. It does not appear that you have registered these rights. Please advise or register these rights, list them on the prospectus cover page, and arrange for counsel to opine on the legality of these rights.

Debt Securities, page 8

2. We note your statement on page 8 that you "have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with SEC . . . ." We further note that you have filed senior debt and senior subordinated indentures and supplements to those indentures as exhibits. It is unclear whether you intend to offer debt securities under the indentures

you have already filed or whether you intend to file new indentures. Additionally, it does not appear that you have filed the form of a subordinated debt indenture. Please clarify accordingly by revising your disclosure to specify the indentures under which you intend to issue debt securities and file the appropriate indentures as exhibits to the registration statement.

Incorporation of Certain Documents By Reference, page 16

3. Please incorporate by reference your recently filed Exchange Act reports, including your Form 8-K filed on November 24, 2010.

Undertakings, page II-3

4. Please tell us why you have included the undertaking in paragraph (f), as you have also filed a Form T-1 as Exhibit 25.1, suggesting that you intend to rely on Section 305(b)(2) of the Trust Indenture Act.

Exhibit 5.1 – Legal Opinion of Snell & Wilmer LLP

5. Please revise the legality opinion so that counsel is opining on New York state law with respect to the debt securities and guarantees, as the indenture will be governed by New York state law.

6. The assumptions contained in paragraphs C and D and the limitation contained in paragraph D on page 6 are inappropriate. Please have counsel remove them. If, in order to render opinions that the guarantees will be valid and binding obligations of the guarantors under New York law (the law governing the indentures), counsel believes that it cannot undertake the examinations it deems relevant or necessary with respect to the subject matter covered by the aforementioned assumptions, then counsel may rely on one or more supporting opinions issued by other counsel. If counsel chooses to expressly acknowledge such reliance in its revised opinion, please file the supporting opinions as exhibits to the registration statement and ensure that those opinions expressly acknowledge such reliance.

7. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeff Beck, Esq.
        Snell & Wilmer L.L.P.
        One Arizona Center
        Phoenix, AZ 85004